East West Markets, LLC

Statement of Financial Condition
December 31, 2022

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67858

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: EAST WEST MARKETS, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒Broker-dealer ☐Security-based swap dealer ☐Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5001 SPRING VALLEY ROAD, SUITE 825 W
(No. and Street)

DALLAS	TX	75244
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

PHYLLIS CHIN	212-751-4422	Phyllis.chin@ewmarkets.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

MOSS ADAMS LLP
(Name – if individual, state last, first, middle name)

14555 DALLAS PARKWAY	DALLAS	TX	75254
(Address)	(City)	(State)	(Zip Code)

10/16/2003	659
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey Schnitz, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of East West Markets, LLC, as of December, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

PLEASE SEE ATTACHED
ACKNOWLEDGEMENT/JURAT
FROM NOTARY PUBLIC

Signature:

Title:

Chief Executive Officer

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other:

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Mateo

Subscribed and sworn to (or affirmed) before me on this 15th day of February, 2023, by Jeffrey Schnitz,
proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

(Seal) Signature Helen Sutherland

HELEN SUTHERLAND
COMM. # 2363802
NOTARY PUBLIC • CALIFORNIA
SAN MATEO COUNTY
Comm. Exp. JULY 27, 2025
MGC1

East West Markets, LLC
Index
December 31, 2022



Report of Independent Registered Public Accounting Firm

To the Member of
East West Markets, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of East West Markets, LLC (the Company) as of December 31, 2022, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Moss Adams LLP

Dallas, Texas
February 10, 2023

We have served as the Company's auditor since 2022.

East West Markets, LLC
Statement of Financial Condition
As of December 31, 2022

Assets

Cash	$ 9,383,104
Deposits with clearing organization	199,616
Other assets	9,184
Total Assets	**$ 9,591,904**

Liabilities and Member's Equity

Liabilities

Due to affiliates	$ 417,877
Accounts payable and accrued expenses	30,653
Total Liabilities	448,530
Member's Equity	9,143,374
Total Liabilities and Member's Equity	**$ 9,591,904**

The accompanying notes are an integral part of this financial statement.

East West Markets, LLC
Notes to the Financial Statement
December 31, 2022

1.   **Nature of the Business**

East West Markets, LLC (the "Company") is a wholly-owned subsidiary of East West Bancorp, Inc. (the "Parent"). The Company is a non-public broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). As an introducing broker-dealer, the Company does not hold customer funds or securities.

The Company is engaged as a securities broker-dealer dealing in financial advisory services, institutional securities private placements, and merger, acquisitions and divestiture transactions. The Company also acts on a riskless principal basis in securities transactions that are cleared through a non-affiliated broker dealer on a fully disclosed basis. The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule.

2.   **Summary of Significant Accounting Policies**

Basis of accounting
The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Limited Liability
Under the provisions of the Company agreement, no member shall be liable for the debts, liabilities or obligations of the Company beyond such member's respective capital contribution.

Cash
For purposes of the statement of cash flows, cash includes demand deposits held with a financial institution.

Uses of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The allocation of operating expenses from the parent company is a significant estimate. Actual results could differ from those estimates.

Other Assets
Other assets include prepaid expenses of $9,184 which represent fees paid in advance to regulatory bodies or service providers, most of which relates to FINRA membership renewal, fidelity bond renewal and fees to vendors for compliance software and services.

Accounts Receivable
The Company's accounts receivable at January 1, 2022 was $468,000 from two customers and had no accounts receivables at December 31, 2022.

2.   Summary of Significant Accounting Policies (continued)

Credit Losses

The Company accounts for credit losses in accordance with ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under the guidance, the Company has the ability to determine there are no expected credit losses in certain circumstances.

An allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including receivables recognized under ASC 606. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with other receivables is not significant until they are 90 days past due based on the contractual arrangement and expectation of collection in accordance with industry standards.

The Company had no allowance for credit losses for trade receivables at January 1, 2022, or December 31, 2022.

Income Taxes

The Company is a single member Limited Liability Company. As such, the Company is a disregarded entity for tax purposes and is not subject to federal or state income taxes on its income. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the member(s) for federal and state income tax purposes. Accordingly, the Company has not provisioned for federal or state income taxes.

At December 31, 2022, management had determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to 2017.

Income taxes are accounted for in accordance with ASC 740, Accounting for Income Taxes. The Company has elected not to allocate a portion of the consolidated amount of current and deferred tax expense from the Parent to the Company.

3.   Deposits with Clearing Organization

The clearing and depository operations for the Company's riskless principal transactions are provided by one clearing broker. Deposits with clearing organization includes a cash deposit of $200,000, and the net amount payable to the clearing organization for riskless principal trading activity. The availability of these funds to the Company is governed by the agreements with the clearing organization and may vary depending on agreement requirements. In the event of the clearing broker's insolvency, recovery of assets may be limited.

4.   Related Party Transactions

Pursuant to an expense sharing agreement (the "ESA"), the Company receives shared services from East West Bank (the "affiliate"). The Company shares office facilities, employees, and personnel costs with its affiliate. The Company and its affiliate also share other expenses. The affiliate allocates costs to the Company that are clearly applicable to the operations of the Company. A reasonable allocation method is used to allocate common expenses, based on the square footage space utilized, work percentage performed, headcount, or those costs not clearly applicable to any one legal entity. As of December 31, 2022, the Company had an outstanding balance of $337,149, which is included as due to affiliates in the statement of financial condition. In addition to that, due to affiliates includes monies payable to the Parent in the amount of $80,728 for expenses paid on behalf of the Company.

5.   Risks and Uncertainties
Credit Risk

As of December 31, 2022, the Company maintained its cash balance with a financial institution. The cash balance in excess of the Federal Deposit Insurance Company insurance limits amounted to $9,133,104. The Company has not experienced any losses in such account and believes it is not subject to any significant credit risk.

6.   Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule") of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. In accordance with the Rule, the Company is required to maintain minimum net capital, as defined, equal to the greater of $100,000 or 6.667% of aggregate indebtedness. At December 31, 2022, net capital of $9,134,190, exceeded the required net capital minimum of $100,000 by $9,034,190. Aggregate indebtedness at December 31, 2022 totaled $448,530. The ratio of aggregate indebtedness to net capital was 0.05 to 1.

7.   Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraph (k)(2)(ii).

8.   Subsequent Events

Upon evaluation, the Company notes that there were no material subsequent events between the date of the financial statements and February 10, 2023, the date that the financial statements were issued or available to be issued.